Exhibit 99.18

PROPERTY PURCHASE AGREEMENT

THIS AGREEMENT made as of the 20th day of October 2025.

BETWEEN:

[VENDOR], a corporation existing under the laws of the Province of Ontario

(the “Vendor”)

AND:

GOLD X2 MINING INC., a corporation existing under the laws of British Columbia

(the “Purchaser”)

(the Purchaser and the Vendor, collectively, the “Parties” and each of them, a “Party”)

RECITALS:

A.	the Purchaser is a public company organized under the laws of British Columbia, the shares of which are listed for trading on the TSX Venture Exchange under the symbol “AUXX”;

B.	the Vendor is a private company organized under the laws of Ontario and is not a reporting issuer or equivalent in any jurisdiction. The Vendor is the registered and beneficial owner of a 100% interest in the Property (as defined herein), a mineral exploration property located in Ontario; and

C.	the Vendor wishes to sell to the Purchaser, and the Purchaser wishes to acquire from the Vendor, a 100% undivided interest in the Property on the terms and subject to the conditions set out in this Agreement.

NOW THEREFORE THE PARTIES AGREE AS FOLLOWS:

ARTICLE 1

INTERPRETATION

1.1       Definitions

For the purposes of this Agreement (including the Recitals hereto), the following words and phrases will have the following meanings, and grammatical variations of such terms will have corresponding meanings:

“Acquisition” has the meaning set out in Section 3.1.

“Acquisition Period” means the period between the Effective Date and the earlier to occur of the completion of the Acquisition or the termination of this Agreement pursuant to Article 8.

“affiliate” has the meaning specified in National Instrument 45-106 – Prospectus Exemptions.

“Agreement” means this purchase agreement and all instruments supplementing or amending or confirming this Agreement, and references to “Article” or “Section” mean and refer to the specified Article or Section of this Agreement.

“Area of Interest” means the area, which is within, and which extends approximately 20 kilometers outwards from, the boundaries of the mining claims that comprise the Property, as more particularly described in Schedule “B” attached hereto, excluding Patent PAT-50564 (TB95245).

“Assets” means all of the rights, titles, interests and obligations of the Vendor in and to the Property.

“Authorization” means with respect to any Person, any order, permit, approval, consent, waiver, licence, registration or similar authorization of any Governmental Authority having jurisdiction over the Person.

“Business Day” means any day other than a Saturday, Sunday or day on which banks in Vancouver, British Columbia and Toronto, Ontario, are generally not open for business.

“Closing” means the completion of the Vendor’s sale to, and the purchase by, the Purchaser of the Assets and the completion of all other transactions contemplated by this Agreement that are to occur contemporaneously with the purchase and sale of the Assets.

“Closing Date” means the date which is five Business Days after the payment of the Deferred Consideration.

“Closing Time” means 11:00 am (Vancouver time) on the Closing Date, or such other time on the Closing Date as the Parties agree in writing that the Closing will take place.

“Deferred Consideration” has the meaning set out in Section 3.2(b).

“Effective Date” means the date of this Agreement.

“Encumbrance” means, whether registered or registrable or recorded or recordable, and regardless of how created or arising, any hypothec, mortgage, deed of trust, pledge, lien, security interest, adverse interest, net profits interest, royalty, overriding royalty interest, other payment out of production, claim, option to acquire or sell, off-take agreement, third party right of first refusal or pre-emptive right, other third Person interest or other encumbrance or burden of any nature, whether contingent or absolute, and any agreement to grant, or right capable of becoming, any of the foregoing.

“Environmental Claim” means any and all administrative, regulatory or judicial actions, suits, demands, claims, liens, notices of non-compliance or violation, investigations or proceedings relating in any way to any Environmental Law or any permit issued under any such Environmental Law.

“Environmental Law” means all requirements of applicable law or of environmental, health or safety statutes, regulations, rules, ordinances, policies, orders, approvals, notices, licenses permits or directives of any federal, territorial, provincial, state or local judicial, regulatory or administrative agency, board or Governmental Authority including, but not limited to those relating to noise, pollution or protection of the air, surface water, ground water or land, solid, gaseous or liquid waste generation, handling, treatment, storage, disposal or transportation, exposure to hazardous or toxic substances, or the closure, decommissioning, dismantling or abandonment of any facilities, mines or workings and the reclamation or restoration of any lands.

“Exchange” means the TSX Venture Exchange.

“Goldshore” means Goldshore Mining Inc., a wholly owned subsidiary and an affiliate of the Purchaser.

“Governmental Authority” means: (i) any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign; (ii) any subdivision or authority of any of the above; (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (iv) any stock exchange.

“Holdings” has the meaning set out in Section 6.1.

“Initial Consideration” has the meaning set out in Section 3.2(a).

“Intervening Event” has the meaning set out in Section 10.1.

“Mining Rights” means mining claims, mining leases, mining concessions and other forms of mineral tenure or mining rights for the purpose of exploring for, developing or extracting mineral substances, whether contractual, statutory or otherwise, or any interest therein, and includes any amendments, relocations, adjustments, resurvey, additional locations or conversions of, or any renewal, amendment or other modification or extensions of any of the foregoing.

“Ministry” means the Ministry of Mines (Ontario).

“NSR Royalty” has the meaning set out in Section 5.4.

“Operator” means the Purchaser or Goldshore, at the Purchaser’s exclusive discretion.

“Other Rights” means any interest in real property, whether freehold, leasehold, license, right of way, easement, any other surface or other right in relation to real property, and any right, licence or permit in relation to the use or diversion of water but excluding any Mining Rights.

“Parties” means, collectively, the Vendor and the Purchaser and “Party” means all of them.

“Permitted Encumbrances” means:

(a)	the reservations, limitations, provisos and conditions expressed in any original grant from a Governmental Authority and any statutory exceptions to title;

(b)	agreements with any Governmental Authority and any public utilities or private suppliers of services that in each case do not materially detract from the value or materially interfere with the use of the real or immovable property subject thereto;

(c)	any claim by any aboriginal people based on treaty rights, traditional territory or otherwise; and

(d)	all rights of expropriation of any Governmental Authority.

“Person” includes any individual, corporation, partnership, firm, joint venture, syndicate, association, trust, governmental agency or board or commission or authority and any other form of entity or organization.

“Property” means (a) as of the Effective Date, all of the rights, title and interests of the Vendor in and to the mineral exploration property known as the ‘Coldstream Claims’ and as more particularly described in Schedule “A” hereto, including without limitation, the Mining Rights and Other Rights, if any, associated with the mineral claims set out in Schedule “A” hereto, and (b) after the date of this Agreement, any renewal of any such Mining Rights or Other Rights and any other form of successor or substitute title therefor, but excluding any Mining Rights or Other Rights abandoned in accordance with Section 4.6.

“Purchaser” has the meaning ascribed to such term on the face page of this Agreement.

“Representatives” means, with respect to each Party, its affiliates, directors, employees, accountants, agents, representatives, financial advisors, legal counsel and any other person acting, or purporting to act, on such Party’s behalf.

“Repurchase Right” has the meaning set out in Section 5.5.

“Restricted Period” has the meaning set out in Section 5.6.

“Transfer” has the meaning set out in Section 6.1.

“Transferring Party” has the meaning set out in Subsection 6.2(a).

“Vendor” has the meaning ascribed to such term on the face page of this Agreement.

1.2       Included Words

This Agreement will be read with such changes in gender or number as the context requires.

1.3       Headings

The headings to the Articles, Sections, subsections or clauses of this Agreement are inserted for convenience only and are not intended to affect the construction hereof.

1.4       Interpretation

Unless the context otherwise requires, in this Agreement:

(a)	a reference to an agreement or document (including a reference to this Agreement) is to the agreement or document as amended, varied, supplemented, novated or replaced except to the extent prohibited by this Agreement or that other agreement or document;

(b)	a reference to legislation or to a provision of legislation includes a modification or reenactment of it, a legislative provision substituted for it and a regulation, code, by-law, ordinance or statutory instrument issued under it;

(c)	a reference to writing includes a facsimile or electronic email transmission and any means of reproducing words in a tangible and permanently visible form;

(d)	headings and any table of contents or index are for convenience only and do not form part of this Agreement or affect its interpretation;

(e)	a provision of this Agreement will not be construed to the disadvantage of a Party merely because that Party was responsible for the preparation of this Agreement or the inclusion of the provision in this Agreement;

(f)	the word “including” means “including without limitation” and “include” and, “includes” will be construed similarly; and

(g)	a reference to a thing (including a right, obligation or concept) includes a part of that thing but nothing in this paragraph 1.4(g) implies that performance of part of an obligation constitutes performance of the full obligation.

1.5       Entire Agreement

This Agreement including all Schedules together with the agreements and documents to be delivered pursuant hereto are the full expression of the Parties’ intentions and rights and the entire agreement between them pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions whether oral or written of the Parties pertaining to the subject matter of this Agreement. There are no representations, warranties or other agreements between the Parties in connection with the subject matter hereof, except as set forth herein. No amendment or termination of this Agreement will be binding unless executed in writing by the Party to be bound thereby.

1.6       References

Unless otherwise stated, a reference herein to a numbered or lettered Article, Section, subsection, clause or schedule refers to the Article, Section, subsection, clause or schedule bearing that number or letter in this Agreement. A reference to “this Agreement”, “hereof”, “hereunder”, “herein” or words of similar meaning, means this Agreement including the schedules hereto, together with any amendments thereof.

1.7       Currency

All dollar amounts expressed herein, unless otherwise specified, refer to lawful currency of Canada.

1.8       Knowledge

Where any representation or warranty contained in this Agreement is expressly qualified by reference to knowledge, each Party confirms that it has made due and diligent inquiry of such Persons (including appropriate directors, officers, employees and consultants, as applicable) as it considers necessary as to the matters that are the subject of the representations and warranties.

1.9       Schedules

The following schedules are attached to and incorporated in this Agreement by this reference:

“A”        List of Property and Mining Rights

“B”        Area of Interest

“C”        Form of Royalty Agreement

1.10     Severability

If any provision of this Agreement is or becomes illegal, invalid or unenforceable, in whole or in part, the remaining provisions will nevertheless be and remain valid and subsisting and the said remaining provisions will be construed as if this Agreement had been executed without the illegal, invalid or unenforceable portion.

1.11     Calculation of Time

If any time period set forth in this Agreement ends on a day of the week which is not a Business Day, then notwithstanding any other provision of this Agreement, such period will be extended until the same time of the next following day which is a Business Day.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES

2.1        Mutual Representations and Warranties

Each Party represents and warrants to the other Party hereto that:

(a)	it is duly organized and validly subsisting under the laws of its organizational jurisdiction;

(b)	it has full power and authority to carry on its business and to enter into this Agreement;

(c)	subject to the Permitted Encumbrances, neither the execution and delivery of this Agreement nor the consummation of the transactions hereby contemplated conflict with, result in the breach of or accelerate the performance required by any agreement to which it is a party;

(d)	the execution and delivery of this Agreement do not violate or result in the breach of the laws of any jurisdiction applicable to such Party or pertaining thereto or of its organizational documents;

(e)	all corporate authorizations have been obtained for the execution of this Agreement and for the performance of its obligations hereunder; and

(f)	this Agreement constitutes a legal, valid and binding obligation of the Party enforceable in accordance with its terms, subject however to the usual limitations with respect to enforcement imposed by law in connection with bankruptcy or similar proceedings.

2.2        Representations, Warranties and Covenants of the Vendor

The Vendor hereby represents and warrants to the Purchaser, that:

(a)	the execution, delivery and performance by the Vendor of its obligations under this Agreement and the completion of the Acquisition do not require any Authorization or other action by or in respect of, or filing with, or notification to, any Governmental Authority by the Vendor other than any Authorizations which, if not obtained, or any other actions by or in respect of, or filings with, or notifications to, any Governmental

Authority which, if not taken or made, would not, individually or in the aggregate, materially impede the ability of the Vendor to perform its obligations under this Agreement or complete the Acquisition;

(b)	the Property is presently registered under the name of the Vendor on the Land Registry Office and the Vendor has duly filed all required forms with the Ministry in order to be the registered owner of the Property as of the date hereof;

(c)	the Assets are free and clear of all Encumbrances other than the Permitted Encumbrances;

(d)	other than this Agreement, there are not any agreements or options to grant or convey any interest in the Property or to pay any royalties or like obligations with respect to the Property;

(e)	the rights, titles, interests and obligations in and to the Property are properly and accurately described in Schedule “A” hereto;

(f)	the Mining Rights comprising the Property have been duly and validly located and acquired by the Vendor, are in good standing, and are duly and validly recorded in the Land Registry Office under the tenure numbers set forth in Schedule “A” pursuant to all applicable laws and regulations in Ontario;

(g)	there is no claim, demand, suit, action, cause of action, dispute, proceeding, litigation, investigation, grievance, arbitration, governmental proceeding or other proceeding including appeals and applications for review, pending or threatened or in progress against, or by the Vendor affecting the Property or otherwise in any way relating to the Property. The Vendor is not aware of any state of facts which would provide a valid basis for any of the foregoing in respect of itself or the Property. There is not at present outstanding or pending against the Vendor any order that may adversely affect any of the Property;

(h)	all taxes, assessments, rentals, levies or other payments relating to the Property and required to be made to any Governmental Authority on or before the Effective Date have been made;

(i)	it has not had notice of and has no knowledge of any proposal to terminate or vary the terms of or rights attaching to any of the Property from any Governmental Authority, or of any challenge to any right, title or interest in the Property or any portion thereof;

(j)	to its knowledge, there are no Environmental Claims in respect of the Property, nor have any activities of or on behalf of the Vendor on the Property been in violation of any applicable Environmental Law, regulations or regulatory prohibition or order, and conditions on and relating to the Property are in compliance with such Environmental Laws, regulations, prohibitions and orders;

(k)	to its knowledge, there has been no material spill, discharge, leak, emission, ejection, escape, dumping, or any release or threatened release of any kind, of any toxic or hazardous substance or waste (as defined by any applicable law) from, on, in or under the Property or into the environment;

(l)	no toxic or hazardous substance or waste has been disposed of or is located on the Property as a result of activities of or on behalf of the Vendor other than those used in connection with its exploration activities which have been located on the Property and used in such activities in accordance with applicable licenses and applicable Environmental Laws;

(m)	neither the Vendor nor any operator on behalf of the Vendor has treated or is currently storing toxic or hazardous substances or waste on the Property other than those used in connection with its exploration activities, which have been stored on the Property and used in such activities in accordance with applicable licenses and applicable Environmental Laws;

(n)	to its knowledge, there are no pending or ongoing actions taken by or on behalf of any native or indigenous Persons pursuant to the assertion of any land claims with respect to lands included in the Property;

(o)	no Person other than the Purchaser has any oral or written agreement, option, warrant, privilege or right, or any right capable of becoming any of the foregoing (whether legal, equitable, contractual or otherwise) for the purchase from the Vendor of any of the Property; and

(p)	the Vendor has not received any notice of expropriation of all or any part of the Property and the Vendor is not aware of any expropriation proceeding pending or threatened against or affecting the Property and there are no discussions or negotiations which could lead to any such expropriation.

2.3       Representations, Warranties and Covenants of the Purchaser

The Purchaser hereby represents and warrants to the Vendor, that:

(a)	the execution, delivery and performance by the Purchaser of its obligations under this Agreement and the completion of the Acquisition do not require any Authorization or other action by or in respect of, or filing with, or notification to, any Governmental Authority by the Purchaser other than: (i) filings with the securities authorities and the Exchange; and (ii) any Authorizations which, if not obtained, or any other actions by or in respect of, or filings with, or notifications to, any Governmental Authority which, if not taken or made, would not, individually or in the aggregate, materially impede the ability of the Purchaser to perform its obligations under this Agreement or complete the Acquisition; and

(b)	the Purchaser is a reporting issuer in each of the provinces of Alberta, British Columbia, Manitoba, New Brunswick, Newfoundland and Labrador, Northwest Territories, Nova Scotia, Nunavut, Ontario, Prince Edward Island, Saskatchewan and Yukon and is not on the list of reporting issuers in default under applicable securities laws.

2.4        Survival of Representations and Warranties

The respective representations and warranties of the Vendor in Section 2.2 and the Purchaser in Section 2.3 will survive the Closing and will continue in full force and effect for a period of two years after the Closing. From and after the Closing, each party hereto agrees to indemnify the other of and from any liability, obligation or loss whatsoever arising out of or pursuant to any incorrectness in, or breach of, any representation or warranty of a Party hereto given herein and against all costs, claims, demands and expenses (including reasonable legal fees and disbursements) in respect thereof; provided that, promptly after a Party becomes aware of any matter that may give rise to a claim for indemnity under this Section 2.4, such Party will provide to the other Parties written notice specifying the factual basis for the claim and (if feasible) the amount of the claim (or an estimate thereof).

ARTICLE 3

PURCHASE OF ASSETS

3.1        Purchase of Assets

Subject to the terms and conditions of this Agreement, the Vendor hereby agrees to sell, assign, transfer and convey unto the Purchaser, and the Purchaser will purchase from Vendor, all of the Assets (the “Acquisition”), free and clear of any Encumbrances, other than Permitted Encumbrances, in consideration for the delivery and payment by the Purchaser of: (a) the Initial Consideration, which will be payable in accordance with Section 3.2(a); and (b) the Deferred Consideration, which will be payable in accordance with Section 3.2(b).

3.2        Payment of Consideration

(a)	Within five Business Days of the Effective Date, the Purchaser will pay the Vendor a cash payment of $200,000 (the “Initial Consideration”) by way of wire transfer of immediately available funds in accordance with the wire instructions provided by the Vendor.

(b)	On or before the date that is 12 months from the Effective Date, the Purchaser will pay the Vendor a cash payment of $200,000 (the “Deferred Consideration”) by way of wire transfer of immediately available funds in accordance with the wire instructions provided by the Vendor.

3.3        Conditions Precedent

(a)	The obligations of the Purchaser to complete the Acquisition contemplated in this Agreement will be subject to the satisfaction of, or compliance with, at or before the Closing Time, each of the following conditions precedent (each of which is hereby acknowledged to be inserted for the exclusive benefit of the Purchaser and may be waived by it in writing in whole or in part):

(i)	each of the representations and warranties of the Vendor made in or pursuant to this Agreement will be true, complete and accurate in all material respects (and for this purpose all materiality qualifications in such representations and warranties will be disregarded) as and when made and at and as of the Closing Time as though such representations and warranties were made at and as of the Closing Time (except, in any case, that representations and warranties that expressly speak of a specific time need only be true and correct as of such specified date or time). At the Closing Time, all obligations, agreements and covenants of the Vendor to be completed prior to Closing will have been performed or completed by it in all respects, as applicable;

(ii)	all consents, waivers, approvals, orders, authorizations and notices of or to any Person or Governmental Authority (or registrations, declarations, filings or recordings with any of them) as contemplated herein from any Person required in connection with the transfer of the Assets, including acceptance for filing of this Agreement with the Exchange, will have been obtained by the Vendor and the Purchaser on terms satisfactory to the Purchaser, acting reasonably, subject to the terms of this Agreement;

(iii)	no action or proceeding in Canada will be pending or threatened by any Person to enjoin, restrict or prohibit the sale and purchase of the Assets contemplated hereby;

(iv)	no material adverse change will have occurred since the date of this Agreement with respect to the Property;

(v)	the Vendor will be the registered owner of the Property; and

(vi)	no order will have been entered that prohibits or restricts the Closing.

(b)	The obligations of the Vendor to complete the Acquisition contemplated in this Agreement will be subject to the satisfaction of, or compliance with, at or before the Closing Time, each of the following conditions precedent (each of which is hereby acknowledged to be inserted for the exclusive benefit of the Vendor and may be waived by it in writing in whole or in part):

(i)	each of the representations and warranties of the Purchaser made in or pursuant to this Agreement will be true, complete and accurate in all material respects (and for this purpose all materiality qualifications in such representations and warranties will be disregarded) as and when made and at and as of the Closing Time as though such representations and warranties were made at and as of the Closing Time (except, in any case, that representations and warranties that expressly speak of a specific time need only be true and correct as of such specified date or time). At the Closing Time, all obligations, agreements and covenants of the Purchaser to be completed prior to Closing will have been performed or completed by it in all respects, as applicable;

(ii)	all consents, waivers, approvals, orders, authorizations and notices of or to any Person or Governmental Authority (or registrations, declarations, filings or recordings with any of them) as contemplated herein from any Person required in connection with the transfer of the Assets will have been obtained by the Vendor and the Purchaser on terms satisfactory to the Vendor, acting reasonably, subject to the terms of this Agreement;

(iii)	no action or proceeding in Canada will be pending or threatened by any Person to enjoin, restrict or prohibit the sale and purchase of the Assets contemplated hereby; and

(iv)	no order will have been entered that prohibits or restricts the Closing.

3.4       Closing

(a)	Each Party will use commercially reasonable efforts to take all actions and do all things necessary, proper or advisable to fulfill or cause to be fulfilled, on or prior to the Closing Date, all conditions to the obligations of the other Party to consummate the transactions contemplated by this Agreement that are applicable to such Party, including executing and delivering such documents and taking such other actions as may be reasonably required in connection therewith.

(b)	The Closing will take place at the Closing Time electronically or at such other place as may be agreed upon by the Parties.

3.5       Transfer of Assets

On the Closing Date, once counsel for the Purchaser has confirmed that all of the closing deliveries contemplated in Section 3.6 have been delivered and are in order, the Vendor will forthwith:

(a)	initiate the transfer of the Property on the Land Registry Office to the Purchaser, or to Goldshore at the Purchaser’s sole discretion, and the Purchaser will immediately accept the transfer and provide confirmation to the Vendor that the Property is recorded in the name of the Purchaser or Goldshore (at the Purchaser’s discretion). The Vendor will be responsible to pay any statutory or administrative fee or duty in relation to such transfer; and

(b)	provide the Purchaser with vacant possession of the Property.

3.6       Closing Deliverables

The Vendor will deliver to the Purchaser the following documents on the Closing Date or on such other date as may be specified:

(a)	a certificate signed on behalf of the Vendor by a senior officer of the Vendor, dated as of the Closing Date, in form and substance reasonably satisfactory to the Purchaser certifying, that: (A) the representations and warranties of the Vendor contained in Section 2.2 are true and accurate as of the Closing Date; and (B) no adverse change has occurred with respect to the Property during the Acquisition Period;

(b)	a duly executed instrument evidencing the transfer of the Assets in the form satisfactory to the Purchaser; and

(c)	such other bills of sale, transfers, assignments, discharges and documents relating to the completion of this Agreement and the transferring of title to the Assets from the Vendor to the Purchaser (or Goldshore at the Purchaser’s discretion) free and clear of all

Encumbrances, save and except for Permitted Encumbrances, as the Purchaser may reasonably require.

ARTICLE 4

RIGHTS AND OBLIGATIONS DURING ACQUISITION PERIOD

4.1       Operator

During the Acquisition Period, the Purchaser (or Goldshore, at the Purchaser’s exclusive discretion) will act as Operator of the Property. The Purchaser will not be entitled to receive any fee for overhead, management or administrative costs in its capacity as Operator of the Property.

4.2       Operator’s Obligations

During the Acquisition Period, the Operator expressly covenants and agrees that it will:

(a)	consider, develop and implement work programs on the Property, as determined in its exclusive discretion;

(b)	conduct all work on or with respect to the Property, collect, handle, store and record all data related thereto and implement and follow quality assurance and quality control procedures of the standard required to ensure data can be verified by independent qualified Persons, all in a manner consistent with good exploration, engineering and mining practice and in material compliance with the applicable laws, rules, orders and regulations;

(c)	file all required assessment reports with respect to the Property;

(d)	keep the Property in good standing, including, as further described in Section 5.2, making all required payroll, concession fees, taxes and maintenances fees required thereby;

(e)	keep the Property free and clear of all Encumbrances (except for Permitted Encumbrances) and proceed with all diligence to contest and discharge any such Encumbrance that arises;

(f)	permit the partners, employees and designated consultants and agents of the Vendor, at their own expense and risk, access to the Property and all records and accounts in respect of work conducted on the Property at all reasonable times;

(g)	obtain and maintain, and ensure that retained contractors obtain and maintain, insurance coverage, including:

(i)	comprehensive general liability insurance in such form as may be customarily carried by a prudent operator for similar operations; and

(ii)	vehicle, aircraft and watercraft insurance covering all aircraft, vehicles and watercraft owned and non-owned, operated and/or licensed by it; and

(h)	arrange for and maintain worker’s compensation or equivalent coverage for all eligible employees engaged by it in accordance with local statutory requirements.

4.3       Obligations to Inform

During the Acquisition Period, each Party will have the following obligations:

(a)	it will promptly deliver to the other Party any notices, demands or other material communications relating to any of the Assets that such Party receives;

(b)	it will obtain the prior written approval of the other Party prior to the sending of any notice, demand or other material communications relating to any of the Assets, except to the extent required by applicable laws;

(c)	it will promptly provide to the other Party upon written request such information concerning the Property, Mining Rights, Other Rights or other Assets as the other Party may reasonably request; and

(d)	it will refrain from disposing of its interest in any of the Assets except in accordance with Article 6.

4.4       Registered Title and Other Obligations of Vendor

During the Acquisition Period, the Vendor will:

(a)	remain the registered holder of the Property;

(b)	keep the Property free and clear of all Encumbrances, other than Permitted Encumbrances, and will proceed with all diligence to contest and discharge any such Encumbrance that arises;

(c)	not surrender, abandon or allow to lapse any Mining Rights comprised in the Property;

(d)	not do any act or thing which would or might in any way adversely affect the rights of the Purchaser under this Agreement;

(e)	make available to the Purchaser and its Representatives all available relevant technical data, geotechnical reports, maps, digital files and other data with respect to the Property in Vendor’s possession or control and all records and files relating to the Property and permit the Purchaser and its Representatives at their own expense to take abstracts therefrom and make copies thereof; and

(f)	cooperate fully with the Purchaser in obtaining any surface and other rights on or related to the Property as the Purchaser deems desirable;

4.5       Liability

The Operator will be solely responsible for any claim, action, damage, loss or liability arising out of any work conducted by or on behalf of the Operator on the Property during the Acquisition Period.

Notwithstanding the foregoing, the Operator will not be responsible for any claim, action, damage, loss or liability which arise as a result of the Vendor’s actions.

4.6       Abandonment of Mining Rights

During the Acquisition Period, if the Purchaser proposes to surrender, abandon or allow to lapse any Mining Rights comprising the Property, then it will notify the Vendor in writing of its intent at least 60 days in advance (an “Abandonment Notice”). The Vendor will, within 30 days of receipt of an Abandonment Notice, notify the Purchaser in writing of the Vendor’s intention to either: (i) resume effective ownership of the applicable Mining Rights that were the subject of the Abandonment Notice, following which the applicable Mining Rights will expressly cease to be subject to this Agreement, cease to form part of the Assets and, for greater certainty, will not form part of any transfer of Assets to on the Closing Date in accordance with Section 3.5 or (ii) consent to the abandonment by the Purchaser of the applicable Mining Rights, following which the Purchaser may proceed with the intended abandonment procedures, and the Mining Rights so surrendered, abandoned or lapsed will thereafter cease to form part of the Property and will no longer be subject to this Agreement, save and except with respect to such obligations or liabilities of the Parties as have accrued to the date of such surrender, abandonment or lapse.

4.7        Indemnity

Purchaser shall indemnify and hold Vendor and its respective directors, officers, employees and Representatives (“Vendor Indemnitees”) harmless against and in respect of any breach of any representation, warranty or covenant of Purchaser made in this Agreement and in respect of any and all claims or liabilities (including, without limitation, Environmental Claims) suffered or incurred by such Vendor Indemnitees arising from, relating to or in any way connected with (i) such breach of representation, warranty or covenant or (ii) the activities of Purchaser or its Representatives on, in, under, about or in any way related to the Property, including any loss of life, injury to persons or property or damage to the Property or to any other property or to the natural environment, whether caused by an act or an omission to act and whether negligent or not, on the part of Purchaser or its Representatives. This Section 4.7 and the indemnification herein shall survive the termination of this Agreement.

ARTICLE 5

COVENANTS

5.1       Agreements Requiring Consent

The Vendor hereby expressly covenants to use commercially reasonable efforts prior to the Closing Date to obtain all necessary third party consents under any applicable contract or other instrument forming part of the Assets, if any, to permit the transfer of all or any portion of the Assets to the Purchaser, free and clear of any Encumbrances (other than Permitted Encumbrances) in accordance with this Agreement. Subject to the Purchaser’s waiver of Section 3.3(a)(ii), where the consent of a third party is required to permit the Acquisition or transfer of any portion of the Assets, and such consent is not received on or before the Closing Date, the Acquisition will not be effective in each case until the applicable consent has been received and any such contract or other instrument forming part of the Assets, will be held by the Vendor following the Closing Date in trust for the benefit and exclusive use of the Purchaser pending the receipt of any necessary consent. The Vendor will continue to use commercially reasonable efforts to obtain the consents in respect of any such applicable contract or other instrument forming part of the Assets.

5.2       Maintenance of Mining Rights

During the Acquisition Period, and unless otherwise agreed by the Parties, the Purchaser will be responsible to file all reports and documents and to pay all taxes, assessments, rentals, renewals, levies or other payments relating to the Mining Rights comprising the Property and required to be made to any Governmental Authority, excluding with respect to any Mining Rights or Other Rights abandoned in accordance with Section 4.6. During the Acquisition Period, the Vendor, as the registered owner of the Property, covenants and agrees, at the sole cost and expense of the Purchaser, to do all such things as are reasonably necessary to assist the Purchaser with the filing of all reports and documents in connection with the foregoing.

5.3       Other Business Ventures

Save as hereinabove specifically set out, each Party will have the free and unrestricted right to enter into, conduct and benefit from business ventures of any kind whatsoever, whether or not competitive with the activities undertaken pursuant hereto, without disclosing such activities to the other Parties or inviting or allowing the other to participate.

5.4       Net Smelter Return Royalty

Forthwith upon the completion of the Acquisition in accordance with Article 3, and in any event not less than 30 days following the Closing Date, the Purchaser (or Goldshore, as applicable), as the then registered owner of the Property, will grant to the Vendor a 2% net smelter return royalty on the Property (the “NSR Royalty”), on the terms and conditions set forth in the form royalty agreement set out in Schedule “C” hereto (the “Royalty Agreement”).

5.5       Repurchase Right

The Purchaser may purchase 1% of the NSR Royalty at any time (the “Repurchase Right”) for total consideration of $500,000 in cash, such that the NSR Royalty will be reduced to 1%. For greater certainty, following the exercise of the Repurchase Right, the Vendor will hold a 1% NSR Royalty and the Purchaser will hold a 1% NSR Royalty on the claims comprising the Property. The Vendor acknowledges and agrees that the Repurchase Right may be exercised by an affiliate of the Purchaser, including Goldshore, at the Purchaser’s exclusive discretion.

5.6       Area of Interest

For a period of two (2) years commencing on the date hereof (the “Restricted Period”), the Vendor will not, and will not permit any of its Representatives to, directly or indirectly, (i) engage in or assist others to acquire any interest in the Area of Interest; or (ii) have an interest in any person or entity that engages directly or indirectly in an effort to acquire an interest in the Area of Interest in any capacity, including as a partner, shareholder, member, employee, principal, agent, trustee or consultant, with the exception of PAT-50564 (TB95245) which is not subject to the restrictions herein. For greater certainty this Section 5.6 shall apply to any mineral rights, ownership interest in any mineral estate, and any patented and any unpatented mining claims currently existing in or subsequently located in the Area of Interest.

5.7       Waiver

A Party may waive any of such breach of representations, warranties, covenants, agreements or conditions in whole or in part at any time without prejudice of its right in respect of any other breach of the same or any other representation, warranty, covenant, agreement or condition.

ARTICLE 6

TRANSFERS

6.1       Limitations on Transfers

No Party will transfer, convey, assign, mortgage or grant an option in respect of or grant a right to purchase or in any manner transfer, alienate or otherwise dispose of (in this Article, to “Transfer”) any or all of its interest in the Assets or Transfer any of its rights under this Agreement (in this Article, such interests and rights, collectively, the “Holdings”) without the prior written consent of the non-transferring Party, such consent not to be unreasonably withheld. Notwithstanding the foregoing, the Purchaser will be permitted to Transfer its Holdings to a third party at any time following the completion of the Acquisition (the “Post-Closing Transfer”), provided the transferee agrees to be bound by the Royalty Agreement and expressly assumes the Purchaser’s obligations thereunder.

6.2        Exceptions

Nothing in Section 6.1 applies to or restricts in any manner:

(a)	a disposition by a Party (the “Transferring Party”) of all or a portion of its Holdings to an affiliate of the Transferring Party, provided that such affiliate first assumes and agrees to be bound by the terms of this Agreement and any other ancillary document thereof and agrees with the other Party in writing to retransfer the Holdings to the Transferring Party before ceasing to be an affiliate of the Transferring Party; or

(b)	an amalgamation, merger or other form of corporate reorganization involving the acquisition of shares or assets of the Transferring Party which is a bona fide business transaction that has the effect in law of the amalgamated or surviving corporation possessing, directly or indirectly, substantially all the property, rights and interests and being subject to substantially all the debts, liabilities and obligations of the Transferring Party; or

(c)	a sale, forfeiture, charge, withdrawal, transfer or other disposition or Encumbrance, which is otherwise specifically required or permitted under this Agreement.

6.3       Conditions of Transfers

As a condition of any Transfer other a Post-Closing Transfer, the transferee must covenant and agree in writing to be bound by this Agreement and expressly assume the Transferring Party’s obligations hereunder, including this Article 6 and prior to the completion of any such Transfer, the Transferring Party will deliver to the other Party evidence thereof in a form satisfactory to such other Party.

ARTICLE 7

CONFIDENTIAL INFORMATION

7.1       Confidential Information

Except as specifically provided for herein, the Parties will keep confidential all data and information respecting this Agreement and the Assets and will refrain from using it other than for the activities contemplated hereunder, or publicly disclosing it unless required by law or by the rules and regulations of any regulatory authority or stock exchange having jurisdiction, or with the consent of the other Party, such consent not to be unreasonably withheld.

7.2       Information in Public Domain

The provisions of this Article 7 do not apply to information which is or becomes part of the public domain other than through a breach of the terms hereof.

7.3       Press Release

Other than the Purchaser issuing a press release or other public statements disclosing the execution of this Agreement and any exploration results from the Property in the ordinary course of business in its capacity as Operator, the Parties will consult with each other prior to issuing any press release or other public statement regarding the Assets, or the activities of the Parties with respect thereto during the Acquisition Period. For the avoidance of doubt, and without limiting the generality of the foregoing, during the Acquisition Period, neither Party will issue a press release or make any other public statement with respect to any matters pertaining to the Property, including but not limited to environmental or legal matters pertaining to the Assets, aside from such ordinary course exploration results, without prior consent of the other Party as described in this Section 7.3 and Section 7.4 hereof, except if such disclosure is required by law or by the rules and regulations of any regulatory authority or stock exchange having jurisdiction, and the other Party unreasonably withholds consent to such press release or other public statement. Notwithstanding the above, where a Party requests consent from the other Party of any press release or public statement and the other Party has not responded to such request within seventy-two (72) hours, then the Party proposing the press release or public statement will be entitled to proceed with its disclosure as if it had received consent from the other Party. However, any consent by a Party to the other Party issuing a press release or public statement, will not be considered an approval or certification of the consenting Party to the accuracy of the information in such press release or public statement, or a confirmation that such press release or public statement complies with the rules, policies, by-laws and disclosure standards of the applicable regulatory authorities or stock exchanges. [REDACTED]

7.4       Request to Disclose

Where a request is made for permission under this Article 7 to disclose confidential information or issue a press release or other public statement, a reply thereto will be made as soon as possible and in any event within seventy-two (72) hours after receipt of such request, failing which the Party requesting will be entitled to disclose such information in the limited circumstances specified in such request as if such consent had been given.

ARTICLE 8

TERMINATION

8.1       Termination by Vendor

(a)	At any time prior to the completion of the Acquisition, the Vendor will be entitled to terminate this Agreement:

(i)	in the event of a material breach by the Purchaser of its covenants, representations or warranties contained in this Agreement, by notice in writing to the Purchaser, provided that the Purchaser has not within 20 Business Days following delivery of written notice of such material breach, cured such material breach;

(ii)	forthwith if the Purchaser will make a general assignment for the benefit of creditors or if any proceedings will be instituted by or against the Purchaser under any bankruptcy, insolvency or similar law; or

(iii)	if a condition set out in Section 3.3(b) has not been satisfied or waived on or before the Closing Date or such other date as may be specified for its fulfillment.

(b)	If this Agreement is terminated prior to the completion of the Acquisition pursuant to Section 8.1(a)(i) then the Purchaser will not be entitled to the return of the Initial Consideration paid to the Vendor; and

8.2       Termination by Purchaser

(a)	At any time prior to the completion of the Acquisition, the Purchaser will be entitled to terminate this Agreement:

(i)	upon providing the Vendor with 7 days’ written notice;

(ii)	in the event of a material breach by the Vendor of its covenants, representations or warranties contained in this Agreement, by notice in writing to the Vendor provided that the Vendor has not within 20 Business Days following delivery of written notice of such material breach, cured such material breach;

(iii)	forthwith if the Vendor will make a general assignment for the benefit of creditors or if any proceedings will be instituted by or against the Vendor under any bankruptcy, insolvency or similar law; or

(iv)	if a condition set out in Section 3.3(a) has not been satisfied or waived on or before the Closing Date or such other date as may be specified for its fulfillment.

(b)	If this Agreement is terminated prior to the completion of the Acquisition pursuant to Sections 8.1(a)(ii), 8.1(a)(iii) or 8.2(a)(iv), then the Purchaser will be entitled to the return of any of the Initial Consideration or Deferred Consideration paid to the Vendor up to the point of termination.

8.3        Effect of Termination

(a)	If this Agreement is terminated prior to the completion of the Acquisition:

(i)	the Purchaser will not acquire the Assets, the Closing Date will not occur and the Vendor will remain the 100% owner of the Assets; and

(ii)	within 20 Business Days of any termination of this Agreement, the Purchaser will deliver to the Vendor, at its own cost, all maps, reports, surveys and assays, drill core samples and other results of surveys and drilling and all other reports of information provided to the Purchaser by the Vendor or generated by the Purchaser in connection with its activities on the Property in accordance with Section 4.1 of this Agreement.

(b)	save as detailed in Article 7 (Confidential Information) and Section 2.4 (Survival of Representations and Warranties), which will survive such termination, neither Party will have any further obligations to the other Party or rights with respect to this Agreement.

ARTICLE 9

NOTICE

9.1        Notice

Any notice or other writing required or permitted to be given for the purposes of this Agreement (in this Section referred to as a “Notice”) will be in writing and will be sufficiently given if delivered, or if sent by prepaid registered mail or if transmitted by e-mail or other form of electronic communication tested prior to transmission to such Party:

(a)	To the Vendor:

[Redacted - Personal Information]

(b)	To the Purchaser:

GOLD X2 MINING INC.

450 Commerce Place, 400 Burrard Street,

Vancouver, British Columbia, V6C 3A6, Canada

Attention: Michael Henrichsen, CEO

[Redacted - personal information]

or to such addresses as each Party may from time to time specify by notice. Any notice will be deemed to have been given and received:

(a)	if personally delivered, then on the day of personal service to the recipient Party, provided that if such date is a day other than a Business Day such notice will be deemed to have been given and received on the first Business Day following the date of personal service;

(b)	if sent by e-mail or other form of electronic communication transmission and successfully transmitted prior to 4:00 p.m. on a Business Day (recipient Party time), then on that Business Day, and if transmitted after 4:00 p.m. on that day then on the first Business Day following the date of transmission.

ARTICLE 10

GENERAL

10.1     Force Majeure

No Party will be liable for its failure to perform any of its obligations under this Agreement due to a cause beyond its control (except those caused by its own lack of funds) including, but not limited to acts of God, fire, flood, explosion, strikes, lockouts or other industrial disturbances, laws, rules and regulations or orders of any duly constituted Governmental Authority (each an “Intervening Event”), where such Intervening Event has the effect of preventing a Party from: (i) satisfying any obligation of such Party hereunder when due; (ii) carrying out such activities as are necessary or advisable in order to give effect to the intentions of the Parties hereunder; (iii) securing, on reasonable terms, any private or public permits or authorizations required for the Property or activities thereon; or (iv) carrying out exploration work on the Property. All time limits imposed by this Agreement will be extended by a period equivalent to the period of delay resulting from an Intervening Event. In order to give effect to this provision, a Party relying on this Section 10.1 will give notice to the other Party of the particulars of the Intervening Event promptly upon its occurrence and will take all reasonable steps to eliminate an Intervening Event and, if possible, will perform its obligations under this Agreement as far as commercially reasonable, but nothing herein will require such Party to settle or adjust any labour dispute or to question or to test the validity of any law, rule, regulation or order of any duly constituted Governmental Authority.

10.2      No Waiver

No consent or waiver expressed or implied by any Party in respect of any breach or default by the other in the performance by such other of its obligations hereunder will be deemed or construed to be a consent to, or a waiver of, any other breach or default.

10.3     Affiliate Performance and Rights

The Parties acknowledge and agree that any or all of the obligations of the Purchaser under this Agreement may be performed by Goldshore. Any performance of an obligation by Goldshore shall be deemed to be full and proper performance by the Purchaser for all purposes of this Agreement. The Purchaser may, at its sole discretion, designate Goldshore to exercise any of the Purchaser’s rights, elections, or discretions under this Agreement, and any such exercise by Goldshore shall be deemed to have been made by the Purchaser.

10.4     Further Assurances

The Parties will promptly execute or cause to be executed all documents, deeds, conveyances and other instruments of further assurance which may be reasonably necessary or advisable to carry out fully the intent of this Agreement or to record wherever appropriate the respective interests from time to time of the Parties in the Assets.

10.5     Manner of Payment

All payments to be made to any Party will be made by wire transfer in good, immediately available funds, to such account or accounts designated pursuant to wire instructions on or prior to the dates upon which such payments are to be made.

10.6     Enurement

This Agreement will enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns.

10.7     Governing Law

This Agreement will be governed by and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada generally applicable therein. Each Party irrevocably submits to the jurisdiction of the courts of British Columbia with respect to any matter arising under or related to this Agreement.

10.8     Time of the Essence

Time is of the essence in the performance of each obligation under this Agreement.

10.9     Counterparts

This Agreement may be executed in any number of counterparts and all such counterparts, taken together, will be deemed to constitute one and the same instrument. This Agreement may be signed email or electronically. Delivery of an executed counterpart of the signature page to this Agreement by electronic transmission will be effective as delivery of a manually executed counterpart of this Agreement, and such executed electronic copy will be legally effective to create a valid and binding agreement between the Parties.

[Remaining of page left intentionally blank. Signature page follows.]

IN WITNESS WHEREOF this Agreement has been executed as of the date first above given.

[VENDOR]

By:	/s/ “[Redacted - signed by director of Vendor]”
Name: [Redacted - signed by director of Vendor]
Title: Director

GOLD X2 MINING INC.

By:	/s/ “Michael Henrichsen
Name: Michael Henrichsen
Title Chief Executive Officer

SCHEDULE “A”

THE PROPERTY

Property	Township	Claim No	Patent No	PIN #	Rights
Coldstream -South	Moss	7H	PAT-50539	62311-0008(LT)	Mining & Surface
Coldstream -South	Moss	9H	PAT-50541	62311-0008(LT)	Mining & Surface
Coldstream -South	Moss	29B	PAT-50534	62311-0008(LT)	Mining & Surface
Coldstream -South	Moss	8H	PAT-50540	62311-0008(LT)	Mining & Surface
Coldstream -South	Moss	6H	PAT-50538	62311-0008(LT)	Mining & Surface
Coldstream -South	Moss	30B	PAT-50535	62311-0008(LT)	Mining & Surface
Coldstream -South	Moss	31B	PAT-50536	62311-0008(LT)	Mining & Surface
Coldstream -South	Moss	32B	PAT-50537	62311-0008(LT)	Mining & Surface
Coldstream -South	Moss	34B	PAT-50563	62311-0012(LT)	Mining & Surface

SCHEDULE “B”

AREA OF INTEREST

SCHEDULE “C”

FORM OF ROYALTY AGREEMENT

ROYALTY AGREEMENT

THIS ROYALTY AGREEMENT dated as of 20th October 2025,

AMONG:

GOLD X2 MINING INC., a company existing under the laws of British Columbia having its business address at 450 Commerce Place, 400 Burrard Street, Vancouver, BC, V6C 3A6

(the “Owner”)

AND:

[VENDOR], a company existing under the laws of Ontario having its business address at [Redacted - address of vendor]

(the “Royalty Holder”)

WHEREAS the Owner has agreed to grant to the Royalty Holder a net smelter return royalty on the production of metals and minerals from the Coldstream Property on the terms set out in this Royalty Agreement;

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the Parties hereto, it is agreed as follows:

1.             DEFINITIONS

Unless the context otherwise requires, in this Royalty Agreement:

“Abandoned Coldstream Property” has the meaning given in Section 15(c);

“Affiliate” means any person which directly or indirectly controls, is controlled by, or is under common control with, a Party. For purposes of the preceding sentence, “control” means, in relation to any person, possession, directly or indirectly, of the power to direct or cause direction of management and policies of that person through ownership of voting securities, contract, voting trust or otherwise;

“Allowable Deductions” means without duplication:

(i)	all charges, expenses, penalties, fees, deductions and costs incurred by the Owner or its Affiliates, or charged or levied by any Mineral Processing Facility or other third party in connection with the handling, smelting, refining, minting, beneficiating, treating, marketing, or selling of Products (as defined below), including without limitation: umpiring, weighing, assaying, analyzing, sampling, and sales costs; metal losses; penalties for impurities; deductions or charges for smelting, minting, refining, beneficiating, selling, marketing, handling, storage, and other sales-related costs;

(ii)	all charges, expenses, fees, premiums, and costs for insurance on Products (including insurance while loading, storing, handling, securing, transporting, shipping, warehousing, or stockpiling Products);

(iii)	all charges, expenses, costs, and taxes incurred in respect of the loading, storage, handling, securing, transporting, shipping, stockpiling, warehousing, or otherwise moving Products from the Coldstream Property, mill or other place of ore treatment to places where Products are smelted, minted, refined, treated, beneficiated, sold, or otherwise disposed of, including, without limitation, freight costs, port costs, warehousing costs, transaction taxes, customs and customs clearance costs, import and export taxes, duties or tariffs, ad valorem and mineral taxes or the like, permit costs, demurrage, delay and forwarding expenses, and any related charges;

(iv)	all production, extraction, use, severance, net proceeds, gross receipts, ad valorem, sales, use, excise, export, import, privilege, mining privilege, and other similar taxes, duties, imposts, governmental royalties and other charges, in each case imposed by any Governmental Entity in connection with the existence, severance, production, removal, sale, import, export, transportation, disposition, or value of Products, or otherwise in respect of the Royalty;

(v)	but excluding, for greater certainty, (A) any taxes based on the net or gross income, capital, or overall revenues of the Owner or its Affiliates, (B) any taxes on the value of the Coldstream Property or the privilege of doing business, and (C) any value added taxes or other similar recoverable taxes of the Owner or its Affiliates; and

(vi)	for greater certainty, including all other reasonable costs, charges, expenses or deductions of any nature whatsoever that are customarily deducted in the mining industry in calculating royalties of this nature;

Notwithstanding the foregoing and irrespective of whether Product is processed on or off the Coldstream Property in a facility wholly or partially owned by the Owner or by an Affiliate of the Owner, Allowable Deductions will not include any costs that are in excess of those which would be incurred on an arm’s length basis, or which would not be Allowable Deductions if that Product was processed by an independent third party;

“Applicable Laws“ means any international, federal, state, provincial, territorial, local or municipal law, regulation, ordinance, code, order or other requirement or rule of law or the rules, policies, orders or regulations of any Governmental Authority or stock exchange, including any judicial or administrative interpretation thereof, applicable to a person or any of its properties, assets, business or operations;

“Average Spot Price” for any expired Quarter means:

(i)	in respect of gold, the arithmetic mean of the London AM and PM Price Fix for each day of the expired Quarter on which the London Bullion Market Association (LBMA) fixes a spot price per troy ounce of gold as published in Metal Bulletin or any successor publication;

(ii)	in respect of silver, the arithmetic mean of the LBMA Silver Price for each day of the expired Quarter on which the LBMA fixes a spot price per troy ounce of silver as published in Metal Bulletin or any successor publication;

(iii)	in respect of other precious metals, the arithmetic mean of the price of metal published in the Metal Bulletin or any successor publication, for each day of the expired Quarter on which the price of the precious metal is quoted;

(iv)	in respect of copper, the arithmetic mean of the London Metal Exchange Grade A Cash Settlement Price for copper as published in Metal Bulletin or any successor publication, for each Business Day of the expired Quarter; and

(v)	in respect of any other Mineral, the arithmetic mean of the price of such Mineral for each Business Day of the expired Quarter, where such price is arrived at using global industry standards for establishing the average spot price of any other such Mineral as published in Metal Bulletin or any successor publication;

“Business Day” means a day that is not a Saturday, Sunday or any other day which is a public holiday or a bank holiday in the place where an act is to be performed or a payment is to be made;

“Books and Records” means all scientific and technical, financial, accounting, business, tax information, records and files, in any form whatsoever (including written, printed or electronic form or stored on computer discs or other data and software storage devices) related to the Royalty, including regulatory filings and returns, books of account and related original source documentation, actuarial, tax and accounting information, geological and metallurgical data, drill hole logs, cross sections and assay results, reports, files, lists, drawings, plans, logs, briefs, computer program documentation, deeds, certificates, contracts, surveys, title and legal opinions, records of payment, and asset documentation;

“Buy-back Right” has the meaning given in Section 19(a);

“Confidential Information” has the meaning given in Section 27(a);

“Commercial Production” means mining on a commercial basis pursuant to which the Owner receives Gross Proceeds (as defined below) from a Mineral Processing Facility in respect of any sale or other disposition of the Products, on a commercial basis, provided however that: (i) if a milling or treatment plant is located on the Property, Commercial Production will be deemed to have commenced on the first day of the month following the first period of thirty (30) days during which Products have been processed through such plant at an average rate of not less than 80% of the initial rated capacity of such plant or (ii) if no milling and treatment plant is located on the Property, Commercial Production will be deemed to have commenced on the first day of the month following the first period of thirty (30) days during which Products have been processed at a tonnage representing not less than 80% of the targeted tonnage and shipped for custom milling on a reasonably regular basis for the purpose of earning revenue;

“Coldstream Property” or the “Property” means the mineral claims set out in Schedule A;

“Encumbrance” means any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement, security interest of any nature, adverse claim, exception, reservation, easement, right of occupation, option, right of pre-emption, privilege or any matter capable of registration against title or any contract to create any of the foregoing;

“Event of Default” has the meaning given in Section 24;

“Governmental Authority” means any foreign, domestic, national, federal, provincial, territorial, state, regional, municipal or local government or authority, quasi government authority, fiscal or judicial body, government or self-regulatory organization, commission, board, tribunal, organization, or any regulatory, administrative or other agency, or any political or other subdivision, department, or branch of any of the foregoing;

“Gross Proceeds” means, in respect of an expired Quarter the aggregate of:

(i)	the gross proceeds that are actually received by the Owner or its Affiliates during the expired Quarter from the sale or other disposition of all Product extracted from the Coldstream Property;

(ii)	if the metals account of the Owner or its Affiliates at a Mineral Processing Facility is credited with Minerals processed by the Mineral Processing Facility, the gross value of Minerals so credited to the Owner or its Affiliates calculated on the basis of the aggregate quantity of such Minerals so credited during the relevant time period multiplied by the Average Spot Price; and

(iii)	if there is a Loss of Product, the insurance proceeds received by the Owner or its Affiliates during the expired Quarter in respect of such Loss;

“Hedging Transactions” has the meaning given in Section 11;

“Loss” means an insured loss of or damage to Product, whether or not occurring on or off the Coldstream Property;

“Losses” means all claims, demands, proceedings, fines, losses, damages, liabilities, obligations, deficiencies, costs and expenses (including all reasonable legal and other professional fees and disbursements, interest, penalties, judgment and amounts paid in settlement of any demand, action, suit, proceeding, assessment, judgment or settlement or compromise), including any Taxes payable in respect thereof and, in the case of the Royalty

Holder, loss of profits, loss of revenue or losses attributable to the failure of the Owner to perform its obligations under this Agreement, in connection with or in respect of any breach or default of this Agreement by the other Parties;

“Mineral Processing Facility” means, collectively, at any time and from time to time, any ore concentrator, mill, smelter, refinery or other mineral processing facility used to process ore from the Coldstream Property;

“Mineral Rights” means patented and unpatented mining claims, prospecting licences, tenements, exploration licences, mining leases, mining licences, mineral concessions and claims and other forms of mineral tenure or other rights to minerals or to work upon lands for the purpose of searching for, developing or extracting minerals under any form of mineral title recognized under applicable law whether contractual, statutory or otherwise;

“Minerals” means any and all economic, marketable metal bearing material, such as ore in whatever form or state, including but not limited to gold, silver, platinum, palladium, copper, molybdenum, zinc, nickel, iron, lead, cobalt, titanium, uranium, coal, hydrocarbons and any “mineral resource” as that term is defined from time to time in the Income Tax Act (Canada);

“Net Smelter Returns” means the Gross Proceeds less Allowable Deductions;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects, or any successor instrument, rule or policy;

“Other Locations” has the meaning given in Section 13;

“Other Owner” has the meaning given in Section 13;

“Other Rights” means any interest in real property, whether freehold, leasehold, license, right of way, easement, any other surface or other right in relation to real property, and any right, licence or permit in relation to the use or diversion of water, but excluding any Mineral Rights;

“Parties” means the Royalty Holder and the Owner;

“Party” means the Royalty Holder or the Owner, as the context requires;

“Penalty” or ”Penalties” means a charge or charges made by a refinery, smelter or other third party processing facility, in addition to normal refining costs, for removing from the Product Minerals or other substances which are deleterious to the smelting and refining processes or where the cost of the removal exceeds the value of those Minerals or other substances;

“Prime Rate” means, at any particular time, the prime business rate of the Bank of Canada;

“Product” means all Minerals extracted for use or commercial sale which is produced or extracted by or on behalf of the Owner or its Affiliates from the Coldstream Property (whether in concentrate, doré and other mineral products in whatever form, metals or minerals which are derived therefrom, whether so derived on or off the Coldstream Property or otherwise);

“Quarter” means a period of three calendar months ending on March 31, June 30, September 30, or December 31 and “Quarterly” has a corresponding meaning;

“Relinquishment Event” has the meaning given in Section 15(c);

“Reserves” means proven and probable reserves as defined and incorporated under NI 43-101;

“Resources” means measured, indicated and inferred resources as defined and incorporated under NI 43-101;

“Royalty Agreement” means this document including any schedule, exhibit or appendix to it;

“Royalty” means the percentage of the Net Smelter Returns to which the Royalty Holder is entitled under Section 2;

“Royalty Records” means the books, accounts and records maintained by or on behalf of the Owner and its Affiliates, showing reasonable detail in relation to:

(i)	the quantity of Products sold in each Quarter or for which insurance proceeds have been received in the Quarter;

(ii)	the calculation of each component of the Royalty for each Quarter;

(iii)	the payment of the Royalty in each Quarter; and

(iv)	where there is any co-mingling in a Quarter of Products with materials extracted from land outside the boundaries of the Coldstream Property, the measures, moistures and assays of the Minerals and substances in the Products extracted and recovered from the Coldstream Property prior to the co-mingling;

“Royalty Statement” has the meaning given in Section 4(c);

“Sale” means a sale or other disposition of Product by or on behalf of the Owner or its Affiliates;

“Subsidiary” means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which it exercises direction or control or which is in a like relation to a Subsidiary;

“Tax” or “Taxes” means all taxes, assessments and other charges, duties, and impositions, including any interest, penalties, tax instalment payments or other additions that may become payable in respect thereof, imposed by any Governmental Authority, which taxes shall include all income or profits taxes (including federal, provincial, and state income taxes), non-resident withholding taxes, sales and use taxes, branch profit taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business licence taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, land transfer taxes, capital taxes, extraordinary income taxes, surface area taxes, property taxes, asset transfer taxes, and other charges and obligations of the same or of a similar nature to any of the foregoing; and

“Transfer” when used as a verb, means to sell, grant, assign, encumber, hypothecate, pledge or otherwise dispose of or commit to dispose of, directly or indirectly, including through mergers, arrangements, amalgamations, consolidations, asset sales or spin-out transactions. When used as a noun, “Transfer” means a sale, grant, assignment, pledge or disposal or the commitment to do any of the foregoing, directly or indirectly, including through mergers, arrangements, amalgamations, consolidations, asset sale or spin-out transaction.

2.            GRANT OF ROYALTY

The Owner hereby grants and agrees to pay to the Royalty Holder a royalty equal to 2% of the Net Smelter Returns in respect of the Coldstream Property, on the terms and conditions specified in this Royalty Agreement.

3.             TERM

The Royalty shall exist in perpetuity. The Royalty shall not be terminated by reason of the suspension of operations or closure of any mine or mining operations on the Coldstream Property. The Owner and the Royalty Holder agree that the Royalty shall run with and bind to the title of the Coldstream Property, as applicable.

4.             PAYMENTS

(a)	The obligation to pay the Royalty will commence forty-five (45) days following the end of the Quarter in which Commercial Production has occurred.

(b)	The Royalty will be due and payable Quarterly forty-five (45) days following the end of the Quarter in which the Royalty accrued.

(c)	Royalty payments will be accompanied by a statement (a “Royalty Statement”) showing in reasonable detail:

(i)	the quantities and grades of the Product sold or deemed sold by the Owner (or its Affiliates) or for which insurance proceeds have been received in the preceding Quarter;

(ii)	the Gross Proceeds for the preceding Quarter;

(iii)	the applicable Allowable Deductions for the preceding Quarter;

(iv)	other pertinent information in sufficient detail to explain the calculation of the Royalty payment; and

(v)	a statement setting out the Reserves and Resources for the Coldstream Property and the assumptions used.

5.             ROYALTY PAYMENTS AND ADJUSTMENTS

(a)	Each Royalty payment will be considered in full satisfaction of all obligations of the Owner with respect to that particular payment, unless the Royalty Holder gives the Owner written notice describing and setting out a specific objection to the determination of that Royalty payment within three months after receipt by the Royalty Holder of the respective Royalty Statement that complies with Section 4(c).

(b)	If the Royalty Holder objects to a particular Royalty Statement within the period of three (3) months specified in Section 5(a) by providing a notice of objection to the Owner, then the Royalty Holder shall have a period of two months after the Owner’s receipt of notice of such objection to have the Royalty Records (including mining and production records) relating to the calculation of the Royalty payment in question audited by a chartered accountant selected by the Royalty Holder. Upon completion of the audit, the Royalty Holder shall ensure that a copy of the report of the auditor is provided to the Owner as soon as practicable.

(c)	If an audit conducted in accordance with Section 5(b) determines that there has been a deficiency in the payment made to the Royalty Holder and as long as the Owner has been provided with a copy of the report of the auditor and has not disputed the auditor’s findings by giving written notice to the Royalty Holder within forty-five (45) Business Days of receiving that report, such deficiency will be resolved by adjusting the next Quarterly Royalty payment due under this Royalty Agreement. If no Royalty is due to be paid in the next Quarter, then settlement will be made between the Parties by cash payment within ten (10) Business Days of the expiration of the period of forty-five (45) Business Days referred to above. The Royalty Holder shall pay all costs of such audit unless a deficiency of $10,000 or more of the amount due to the Royalty Holder is determined to exist. The Owner shall pay the costs of such audit if a deficiency of $10,000 or more of the amount due is determined to exist. Failure on the part of the Royalty Holder to make claim on the Owner for adjustment within the period of three (3) months specified in Section 5(a) will establish the correctness of the Royalty payment and preclude the making of claims for adjustment of the Royalty payment.

(d)	All Royalty Records shall be kept according to international financial reporting standards.

(e)	For the purpose of determining the Gross Proceeds:

(i)	all receipts in a currency other than Canadian dollars shall be converted into Canadian dollars on the day of receipt; and

(ii)	all disbursements in a currency other than Canadian dollars shall be converted into Canadian dollars at the average rate for the month of disbursement,

all such conversions being determined using the Bank of Canada daily average exchange rate.

(f)	For the purpose of determining the Gross Proceeds, if any portion of the minerals, metals or concentrates extracted and derived from the ore mined and removed from the Property are sold to a purchaser owned or controlled by the Owner or treated by a smelter owned or controlled by the Owner, the actual proceeds received shall be deemed to be an amount equal to what could be obtained from a purchaser or a smelter not so owned or controlled in respect of minerals, metals or concentrates, as applicable, of like grade, quality and quantity.

6.             REPRESENTATIONS AND WARRANTIES OF THE OWNER

The Owner represents and warrants in favour of the Royalty Holder that, as of the date of this Royalty Agreement:

(a)	The Owner is a corporation duly incorporated, amalgamated or continued, as the case may be, organized, validly existing and in good standing under the laws of its current governing jurisdiction.

(b)	The Owner has all necessary corporate power and authority to enter into and perform its obligations under this Royalty Agreement, to own its existing Mineral Rights, and to carry on its business as now conducted and as currently proposed to be conducted.

(c)	The Owner has taken all corporate steps and proceedings necessary to approve the transactions contemplated hereby, including the execution and delivery of this Royalty Agreement.

(d)	This Royalty Agreement has been duly executed and delivered by the Owner and constitutes a legal, valid and binding obligation of the Owner, enforceable in accordance with its terms by the Royalty Holder against the Owner, subject to the usual exceptions as to bankruptcy and the availability of equitable remedies.

7.             ROYALTY HOLDER REPRESENTATIONS AND WARRANTIES

The Royalty Holder represents and warrants in favour of the Owner that, as of the date of this Royalty Agreement:

(a)	The Royalty Holder is a corporation duly incorporated, amalgamated or continued, as the case may be, organized, validly existing and in good standing under the laws of its current governing jurisdiction.

(b)	The Royalty Holder has all necessary corporate power and authority to enter into and perform its obligations under this Royalty Agreement and to carry on its business as now conducted and as currently proposed to be conducted.

(c)	The Royalty Holder has taken all corporate steps and proceedings necessary to approve the transactions contemplated hereby, including the execution and delivery of this Royalty Agreement.

(d)	This Royalty Agreement has been duly executed and delivered by the Royalty Holder and constitutes a legal, valid and binding obligation of the Royalty Holder enforceable in accordance with its terms by the Owner against the Royalty Holder, subject to the usual exceptions as to bankruptcy and the availability of equitable remedies.

8.           SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS

All representations, warranties, covenants and agreements of the Owner and the Royalty Holder set forth in this Royalty Agreement shall survive the completion of the transactions herein, notwithstanding any investigation made by or on behalf of the Owner or the Royalty Holder, respectively, and all such representations, warranties, covenants and agreements of the Owner and the Royalty Holder shall continue in perpetuity in full force and effect for the benefit of the Owner and the Royalty Holder, respectively.

9.           OPERATIONS ON THE PROPERTY

The Owner will have complete discretion concerning the nature, timing and extent of all exploration, development, mining and other operations conducted on or for the benefit of the Coldstream Property and may suspend operations and production on the Coldstream Property at any time it considers prudent or appropriate to do so. The Owner will owe the Royalty Holder no duty to explore, develop or mine the Coldstream Property, or to do so at any rate or in any manner. All exploration, development, mining or other operations conducted on or for the benefit of the Coldstream Property shall be determined by the Owner in its sole and unfettered discretion. For clarity, the Royalty Holder shall not have any contractual rights in connection with the development or operation of any of the operations of the Owner, including without limitation, with regards to the Coldstream Property.

10.         CO-MINGLING

Before any Product is co-mingled with minerals from any properties other than the Coldstream Property, the Product shall be measured and sampled in accordance with sound mining and metallurgical practices for moisture, metal, and other appropriate content. Representative samples of the Product shall be retained by the Owner and assays (including penalty substances), and other appropriate analyses of these samples shall be made before co-mingling to determine metal, mineral and other appropriate content and penalty substances of the Product. From this information, the Owner shall determine the quantity of the Product subject to the Royalty notwithstanding that the Product has been co-mingled with metals from other properties. The Royalty Holder will not be disadvantaged as a result of the quantity determination. Following the expiration of the period for objections described above in Section 5(a), and absent timely objection, if any, made by the Royalty Holder, the Owner may dispose of the materials and data required to be kept and produced by this Section.

11.         HEDGING TRANSACTIONS

If the Owner or its Affiliates engages in any hedging or price protection activities, including, but not limited to, forward selling, commodity futures trading, option trading, metals trading, metal loans, stockpiling, speculative arrangement on or off commodity exchanges that may involve any minerals concentrates or metals produced from the Coldstream Property or any combination thereof, and any other similar transactions (collectively the “Hedging Transactions”), then all profits and losses resulting from such Hedging Transactions shall be specifically excluded from calculations of Royalty payments pursuant to this Royalty Agreement and shall be solely for the Owner’s account.

12.        TAILINGS

All tailings resulting from the operations and activities of the Owner or its Affiliates on the Coldstream Property shall be the sole and exclusive property of the Owner, but shall be subject to the Royalty if such tailings are produced as a consequence of operations to process ore from the Coldstream Property or concentrates derived from such ore, are processed in the future and result in the production of Minerals from the Coldstream Property.

13.         STOCKPILING

The Owner shall be entitled to stockpile, store or place Product from the Coldstream Property in locations outside of the boundaries of the Coldstream Property (the “Other Locations”); provided, however, the Owner has first obtained a written agreement from each owner (the “Other Owner”) of the Other Locations where such Product will be stockpiled, stored or placed, in recordable form, in favour of the Royalty Holder and executed by such Other Owner in a form reasonably satisfactory to the Royalty Holder that provides: (i) that the Royalty Holder’s rights with respect to the Product pursuant to this Royalty Agreement shall continue in full force and effect with respect to the Product stored at the Other Locations; (ii) that the Royalty Holder’s rights with respect to the Product stored at such Other Locations shall have priority over the Other Owner’s rights with respect to the Product stored at such Other Locations; and (iii) that the agreement executed by the Other Owner shall not be terminated as long as any Product is stored at the Other Locations.

14.         INSPECTIONS

Upon not less than fifteen (15) Business Days’ notice to the Owner, the Royalty Holder, or its authorized agents or representatives, may, under the direction and control of the Owner, enter upon all surface and subsurface portions of the Coldstream Property for the purpose of inspecting the Coldstream Property, all improvements thereto and operations thereon, and all production records and data pertaining to all production activities and operations on or with respect to the Coldstream Property, including without limitation, records and data that are electronically maintained. The Royalty Holder, or its authorized agents or representatives, shall enter upon the Coldstream Property at their own risk and expense and shall not hinder the operations and activities of the Owner or other operators on or relating to the Coldstream Property.

15.          MAINTENANCE OF CURRENT MINERAL RIGHTS

(a)	The Owner shall use commercially reasonable efforts to do all things and make all payments necessary or appropriate to maintain the right, title and interest of the Owner in the Mineral Rights that comprise the Coldstream Property and to maintain such Mineral Rights in good standing. The Owner shall pay all Taxes and other payments when due on or with respect to the Coldstream Property and shall do all things and make all payments necessary or appropriate to maintain the rights, title and interests of the Royalty Holder in the Coldstream Property and under this Royalty Agreement.

(b)	Notwithstanding the foregoing, the Owner shall be entitled, from time to time, to abandon or surrender or allow to lapse or expire Mineral Rights that comprise the Coldstream Property or any portion thereof:

(i)	if necessary to comply with applicable law, a court order or the requirement of a Governmental Authority; or

(ii)	if the Owner determines, acting reasonably, that the portion of such Coldstream Property is not economically viable or otherwise has insufficient value to warrant continued maintenance, but only if the Owner has first complied with the provisions of Section 15(c).

(c)	If the Owner shall seek to relinquish, drop, abandon or allow to lapse (the “Relinquishment Event”) any of its interest in any part or parts of the Coldstream Property (the “Abandoned Coldstream Property”) at any date that is more than one year from the date it acquired the Coldstream Property from the Royalty Holder otherwise than in accordance with Section 15(b)(i), then the Owner shall provide the Royalty Holder with a minimum of thirty (30) days prior written notice of such intended Relinquishment Event. Upon receipt of the said notice, the Royalty Holder shall have a period of ten (10) days within which to advise the Owner in writing that they shall seek to take an assignment of the Abandoned Coldstream Property for consideration equal to $10. If the Royalty Holder forwards such written notice to the Owner within the said ten (10) day period, the Owner shall thereafter do all such acts and things or shall cause all such acts and things to be done, at the Royalty Holder’s own sole cost and expense, to assign its interest in the Abandoned Coldstream Property to the Royalty Holder for the said $10 and to have the Abandoned Coldstream Property recorded or registered into the name of the Royalty Holder. If the Royalty Holder does not forward the said written notice to the Owner within the said ten (10) day period, then the Owner shall have the right to complete the Relinquishment Event with respect to the applicable Abandoned Coldstream Property. For certainty, the Royalty Holder agrees that no future Royalty shall be payable by the Owner in respect of any Product extracted or processed (or both) from: (i) a part of the Coldstream Property after a Mineral Right comprising that part of the Coldstream Property is transferred to the Royalty Holder under this Section 15(c); or (ii) any Abandoned Coldstream Property.

(d)	Notwithstanding anything else in this Royalty Agreement to the contrary, the Owner will not abandon or surrender, or allow to lapse or expire, any of its interest in any part or parts of the Coldstream Property for the purpose of permitting any third party to acquire such portion of the Coldstream Property or to otherwise avoid payment of the Royalty, and if the Owner, or any Affiliate of the Owner, directly or indirectly acquires any such Abandoned Coldstream Property within a one year period from the Abandoned date, then the calculation of the Royalty pursuant to this Royalty Agreement will include all Product relating to such Abandoned Coldstream Property.

16.           RECORDS, ACCESS AND REPORTING

(a)	The Owner shall:

(i)	keep true, accurate and complete Books and Records in accordance with International Financial Reporting Standards as adopted by the International Accounting Standards Board and as amended, supplemented or replaced from time to time to enable the Royalty to be calculated in accordance with this Royalty Agreement;

(ii)	permit the Royalty Holder, after it has given reasonable Notice to the Owner, to inspect at the Owner’s premises and at all reasonable times and with access to the Owner’s relevant personnel, the Owner’s Books and Records referred to in Section 16(a)(i), and to make and take away with it copies of such Books and Records; and

(iii)	permit the Royalty Holder to enter the Coldstream Property at its own cost and risk for the purpose of inspecting the area and operations in it, provided that the Royalty Holder does not unreasonably hinder the Owner’s operations on the Coldstream Property and complies with the Owner’s instructions and directions, including in relation to health and safety and site inductions; provided further that the foregoing site visits shall not occur more than once per year.

(b)	Prior to the commencement of mining within the Coldstream Property, at the written request of the Royalty Holder, the Owner shall provide to the Royalty Holder an annual report on or before ninety (90) days after the last day of each fiscal year of the Owner, outlining the following:

(i)	the work carried out by or on behalf of the Owner on the Coldstream Property during that year; and

(ii)	an update of the mine operating and development plan and budget which includes updated mineral resources and mineral reserves and forecasted production, as applicable.

(c)	If the Owner establishes a new mineral resource or mineral reserve on the Coldstream Property, the Owner shall provide to the Royalty Holder the reports pertaining to such mineral resource or mineral reserve as soon as practicable after the Owner makes its first public disclosure with respect to the establishment thereof.

(d)	The Parties acknowledge that the Royalty Holder or Affiliates thereof may become subject to NI 43-101. The Owner hereby covenants that upon written request by the Royalty Holder or an Affiliate thereof, it shall:

(i)	provide any and all necessary technical data on the Coldstream Property as reasonably requested by the Royalty Holder;

(ii)	grant access to the Coldstream Property to the Royalty Holder, its Affiliates or any representative thereof for personal inspection of the Coldstream Property; and

(iii)	allow any report prepared for the Owner in accordance with NI 43-101 to be used by the Royalty Holder or its Affiliates in any technical report prepared for the Royalty Holder or its Affiliates, on a condition that a “qualified person” (as such term is defined in NI 43-101) engaged by the Royalty Holder is the author of the report prepared for the Royalty Holder or its Affiliates.

17.           OWNER ASSIGNMENT

The Owner may Transfer, in whole or in part: (i) legal or beneficial title in and to the Coldstream Property; and (ii) its rights and obligations under this Agreement, so long as the following conditions are satisfied:

(a)	the Owner provides the Royalty Holder with fifteen (15) days prior written notice of the intent to Transfer to the Royalty Holder;

(b)	any purchaser, merged company, transferee or assignee, as a condition to completion of the Transfer, agrees in writing in favour of the Royalty Holder to be bound by the terms of this Agreement, including without limitation, this Section, pursuant to an instrument in writing that is satisfactory to the Royalty Holder, which will not be unreasonably withheld; and

(c)	the Royalty Holder does not suffer a material adverse effect in relation to the transactions set forth in this Agreement.

For the avoidance of doubt and for greater certainty:

(d)	if the Owner wishes to Transfer its interest in this Agreement, it shall Transfer all of its right, title and interest in and to all of the Coldstream Property to the same Person to whom it Transfers its interest in this Agreement; and

(e)	this Section 17 shall apply if the Owner wishes to grant an option to any Person to acquire an interest in and to any of the Coldstream Property or enter into a joint venture with respect to the Coldstream Property.

18.           ROYALTY HOLDER ASSIGNEMENT

The Royalty Holder shall have the right to Transfer its rights in respect of the Royalty or any portion thereof to any lender, and shall have the right to assign or transfer the Royalty or any portion thereof to any third party, in each case without the consent of the Owner, but must provide the Owner with fifteen (15) days prior written notice of the intent to Transfer.

19.          BUY-BACK RIGHT

(a)	The Royalty Holder hereby grants to the Owner, on the terms and conditions contained herein, an option to purchase from the Royalty Holder, and to require the Royalty Holder to sell to the Owner, half of the Royalty Holder’s net smelter returns royalty interest in the Coldstream Property, thereby reducing the royalty percentage of the Royalty from 2% to 1% (the “Buy-back Right”) for aggregate consideration of $500,000.

(b)	The Buy-back Right shall be exercisable by the Owner at anytime after the execution of this Agreement.

(c)	The Owner may exercise the Buy-back Right by delivering written notice to the Royalty Holder along with the purchase price of $500,000 by way of certified cheque or a bank draft payable to the Royalty Holder, or other method of payment acceptable to the Royalty Holder. Upon the Royalty Holder’s receipt of notice and payment from the Owner in accordance with this Section 19(c), the Owner may begin calculation of the Royalty at the rate of 1%.

20.          REGISTRATION

(a)	The Royalty created herein shall be a real property interest in all portions of the Coldstream Property to which the Royalty applies sufficient to secure the Royalty payments herein provided for.

(b)	The Royalty Holder shall be entitled to require the Owner, and the Royalty Holder shall be entitled, by itself, to the extent permitted by applicable law, to issue a public deed in respect of this Royalty Agreement and file, record or register evidence of this Royalty Agreement or such deed in any land, title or other similar registry with any Governmental Authority in which title to the Coldstream Property is recorded. The Owner agrees with the Royalty Holder to execute those documents that may be necessary to perfect such recording.

21.           TAXES

All amounts paid hereunder shall be made without any deduction, withholding, charge or levy for or on account of any Taxes, all of which shall be for the account of the Party making such payment. If any such Taxes are so required to be deducted, withheld, charged or levied by the Party making such payment, then such Party shall make, in addition to such payment, such additional payment as is necessary to ensure that the net amount received by the other Party entitled to payment (free and clear and net of any such Taxes, including any Taxes required to be deducted, withheld, charged or levied on any such additional amount) equals the full amount such other Party would have received had no such deduction, withholding, charge or levy been required. To the extent a Party pays to an applicable Governmental Authority any Taxes that gives rise to a gross-up as contemplated by this Section 21, that Party shall provide to the other Party reasonable documentation of the payment of such Taxes within ten (10) days of such payment.

22.           NO IMPLIED COVENANTS

The Parties agree that no implied covenants or duties relating to exploration, development, mining or the payment of production royalties or any other monies provided for herein shall affect any of their respective rights or obligations hereunder, and that the only covenants or duties which affect such rights and obligations shall be those expressly set forth and provided for in this Royalty Agreement.

23.           RELATIONSHIP OF THE PARTICIPANTS

This Royalty Agreement is not intended to, and will be deemed not to, create any partnership among the Parties including a mining partnership or commercial partnership.

24.           DEFAULT

If the Owner is in breach or default of any of its representations, warranties, covenants or obligations set forth in this Agreement in any material respect and such breach or default is not remedied within a period of thirty (30) days following delivery by the Royalty Holder to the Owner of written notice of such breach or default, or such longer period of time as the Royalty Holder may determine in its sole discretion (an “Event of Default”), the Royalty Holder shall have the right, upon written notice to the Owner, at its option and in addition to and not in substitution for any other remedies available at law or equity, demand all Losses suffered or incurred as a result of the occurrence of such Event of Default, including following termination, Losses based on the Royalty Holder’s loss of the benefits from this Agreement.

25.           INDEMNITY BY THE OWNER

The Owner agrees to indemnify and hold harmless the Royalty Holder and its directors, officers, employees, agents, and Affiliates (if any) from and against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all fees, costs and expenses whatsoever reasonably incurred in investigating, preparing or defending against any claim, law suit, administrative proceeding or investigation whether commenced or threatened) arising out of or based upon:

(a)	any representation or warranty of the Owner contained herein being untrue in any material respect;

(b)	any breach or failure by the Owner to comply with any covenant or agreement made by the Owner herein; or

(c)	operations conducted on or in respect of the Coldstream Property by or on behalf of the Owner or any of its Affiliates that result from or relate to the mining, handling, transportation, smelting or refining of Minerals.

26.           EXPENSES

Each Party shall be responsible for paying all fees and expenses incurred by such Party in connection with this Royalty Agreement.

27.           CONFIDENTIALITY

(a)	The terms of this Royalty Agreement, any draft of this Royalty Agreement and all information (whether embodied in tangible or electronic form) obtained by the Royalty Holder in or from Royalty Records, Royalty Statements or otherwise relating to the Royalty or to the business and activities of the Owner or any of its Affiliates or any other person in relation to the Coldstream Property, any Mineral Right held by the Owner (or an Affiliate) or Product all of which will, for the purposes of this Section 27, be referred to as “Confidential Information”, shall be treated by the Royalty Holder as confidential and shall not be disclosed to any person, except in the following circumstances:

(i)	the Royalty Holder may disclose the Confidential Information to its auditors, legal counsel, institutional lenders, brokers, underwriters and investment bankers, as long as such non-party users are advised of the confidential nature of the Confidential Information and undertake to maintain the confidentiality of it;

(ii)	the Royalty Holder may disclose the Confidential Information to a bona fide purchaser (whether actual or prospective) of all or part of the Royalty Holder’s rights under this Royalty Agreement or to a bona fide financier (whether actual or prospective) as long as such purchaser or financier has first entered into a written undertaking in favour of the Owner to preserve the confidentiality of the Confidential Information to be disclosed in a manner at least as onerous on the purchaser or financier as this Section 27 is onerous on the Royalty Holder;

(iii)	the Royalty Holder may disclose the Confidential Information where that disclosure is necessary to comply with its disclosure obligations and requirements under any securities law, rules or regulations or stock exchange listing agreements, policies or requirements, as long as the proposed disclosure is limited to factual matters and the Royalty Holder has availed itself of the full benefits of any laws, rules, regulations or contractual rights as to disclosure on a confidential basis to which they may be entitled; or

(iv)	with the prior written approval of the Owner.

(b)	Any Confidential Information that becomes part of the public domain by no act or omission in breach of this Section 27 will cease to be Confidential Information for the purposes of this Section 27.

(c)	Section 27(a) does not restrict the disclosure or use of Confidential Information for the purposes of, and to the extent required in connection with, legal action to enforce rights under, or to seek remedies in connection with, this Royalty Agreement.

28.           NOTICE

(a)	Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person, transmitted by e-mail or similar means of recorded electronic communication or sent by registered mail, charges prepaid, address as follows:

(i)             in the case of the Owner:

GOLD X2 MINING INC.

450 Commerce Place, 400 Burrard Street

Vancouver, British Columbia

V6C 3A6

Attention: Michael Henrichsen

[Redacted - personal information]

(ii)            in the case of the Royalty Holder:

[VENDOR]

[Redacted - address of vendor]

Attention:

[Redacted - personal information]

(b)	Any notice sent in accordance with Section 28(a) is deemed to have been received:

(i)	if delivered prior to or during normal business hours on a Business Day in the place where the notice is received, on the date of delivery;

(ii)	if sent by mail, on the fifth Business Day in the place where the notice is received after mailing, or, in the case of disruption of postal service, on the fifth Business Day after cessation of that disruption; or

(iii)	if sent in any other manner, on the date of actual receipt;

except that any notice delivered in person or sent by transmission not on a Business Day or after normal business hours on a Business Day, in each case in the place where the notice is received, is deemed to have been received on the next succeeding Business Day in the place where the notice is received.

(c)	Any Party may change its address for notice by giving notice to the other Parties in accordance with this Section.

29.           GENERAL

(a)	Interpretation. Unless the context otherwise requires, in this Royalty Agreement:

(i)	if a word or phrase is defined, its other grammatical forms have a corresponding meaning;

(ii)	a reference to a person, corporation, trust, partnership, joint venture, unincorporated body or other entity includes any of them;

(iii)	a reference to a section or schedule is a reference to a section or schedule, to this Royalty Agreement;

(iv)	a reference to an agreement or document (including a reference to this Royalty Agreement) is to the agreement or document as amended, varied, supplemented, novated or replaced except to the extent prohibited by this Royalty Agreement or that other agreement or document;

(v)	a reference to a party to an agreement (including this Royalty Agreement) or document includes the party’s successors and permitted substitutes (including persons taking by novation) or assigns (and, where applicable, the party’s legal personal representatives);

(vi)	a reference to legislation or to a provision of legislation includes a modification or re-enactment of it, a legislative provision substituted for it and a regulation, code, by-law, ordinance or statutory instrument issued under it;

(vii)	unless otherwise indicated, a reference to dollars and $ is to the currency of Canada;

(viii)	the word “including” means “including without limitation” and “include” and, “includes” will be construed similarly;

(ix)	headings are for convenience only and do not form part of this Royalty Agreement or affect its interpretation;

(x)	a provision of this Royalty Agreement shall not be construed to the disadvantage of a Party merely because that Party was responsible for the preparation of this Royalty Agreement or the inclusion of the provision in this Royalty Agreement;

(xi)	if an act shall be done on a specified day which is not a Business Day, it shall be done instead on the next Business Day; and

(xii)	a reference to anything (including a right, obligation or concept) includes a part of that thing, but nothing in this Section 29(a)(xii) implies that performance of part of an obligation constitutes performance of the obligation.

(b)	Governing Law. This Royalty Agreement and any dispute arising from or in relation to this Royalty Agreement are governed by, and interpreted and enforced in accordance with, the law of the Province of British Columbia and the laws of Canada applicable in that province, excluding the choice of law rules of that province. The parties irrevocably attorn to the exclusive jurisdiction of the courts of the Province of British Columbia.

(c)	Time of Essence. Time is of the essence in this Royalty Agreement.

(d)	Severability. If, in any jurisdiction, any provision of this Royalty Agreement or its application to any Party or circumstance is restricted, prohibited or unenforceable, that provision will, as to that jurisdiction, be ineffective only to the extent of that restriction, prohibition or unenforceability without invalidating the remaining provisions of this Royalty Agreement, without affecting the validity or enforceability of that provision in any other jurisdiction and, if applicable, without affecting its application to the other Parties or circumstances. The Parties shall engage in good faith negotiations to replace any provision which is so restricted, prohibited or unenforceable with an unrestricted and enforceable provision, the economic effect of which comes as close as possible to that of the restricted, prohibited or unenforceable provision which it replaces.

(e)	No Violation. If this Royalty Agreement is intended to be performed in more than one jurisdiction and its performance would be a violation of the applicable law of a jurisdiction where it is intended to be performed, this Royalty Agreement is binding in those jurisdictions in which it is valid and the Parties shall use their reasonable efforts to re-negotiate and amend this Royalty Agreement so that its performance does not involve a violation of the applicable law of the jurisdiction where its performance would be a violation.

(f)	Average Spot Price. If an Average Spot Price specified in this Royalty Agreement ceases to exist, ceases to be published, or should no longer be internationally recognized as the basis for payment for the Mineral to which it relates to, then upon request by any Party, the Parties shall promptly consult together in good faith with the view to agreeing on whatever modifications to the terms of this Royalty Agreement should be considered necessary to make this Royalty Agreement again acceptable to the Parties and shall do their utmost to come to a fair and reasonable agreement based upon another internationally recognized metal price quotation for use in international trade.

(g)	Entire Agreement. This Royalty Agreement constitutes the entire agreement between the Parties pertaining to the subject matter of this Royalty Agreement and supersede all prior correspondence, agreements, negotiations, discussions and understandings, written or oral. Except as specifically set out in this Royalty Agreement, there are no representations, warranties, conditions or other agreements or acknowledgements, whether direct or collateral, express or implied, written or oral, statutory or otherwise, that form part of or affect this Royalty Agreement or which induced any Party to enter into this Royalty Agreement. There is no liability, either in tort or in Contract, assessed in relation to the representation, warranty, opinion, advice or assertion of fact, except as contemplated in this Section (g).

(h)	Further Assurances. Each Party shall promptly do, execute, deliver or cause to be done, executed or delivered all further acts, documents and matters in connection with this Royalty Agreement that any other Party may reasonably require, for the purposes of giving effect to this Royalty Agreement.

(i)	Amendment. This Royalty Agreement may be supplemented, amended, restated or replaced only by written agreement signed by each Party.

(j)	Waiver of Rights. Any waiver of, or consent to depart from, the requirements of any provision of this Royalty Agreement is effective only if it is in writing and signed by the Party giving it, and only in the specific instance and for the specific purpose for which it has been given. No failure on the part of any Party to exercise, and no delay in exercising, any right under this Royalty Agreement operates as a waiver of that right. No single or partial exercise of any such right precludes any other or further exercise of that right or the exercise of any other right.

(k)	Successors. This Royalty Agreement is binding on, and enures to the benefit of, the Parties and their respective successors.

(l)	Counterparts. This Royalty Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together constitute one agreement. Delivery of an executed counterpart of this Royalty Agreement by facsimile or transmitted electronically in legible form, including without limitation in a tagged image format file (TIFF) or portable document format (PDF), shall be equally effective as delivery of a manually executed counterpart of this Royalty Agreement.

(m)	Authorization. Each person signing this Royalty Agreement as an authorized officer of a Party hereby represents and warrants that he or she is duly authorized to sign this Royalty Agreement for that Party and that this Royalty Agreement will, upon having been so executed, be binding on that Party in accordance with its terms.

[The remainder of this page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF, the Parties have executed this Royalty Agreement on the date first above written.

GOLD X2 MINING INC.

By:
Name: Michael Henrichsen
Title: Chief Executive Officer

[VENDOR],

By:
Name: [Redacted - personal information]
Title: Director

SCHEDULE A

DESCRIPTION OF COLDSTREAM PROPERTY

SCHEDULE “A”

THE PROPERTY

Property	Township	Claim No	Patent No	PIN #	Rights
Coldstream -South	Moss	7H	PAT-50539	62311-0008(LT)	Mining & Surface
Coldstream -South	Moss	9H	PAT-50541	62311-0008(LT)	Mining & Surface
Coldstream -South	Moss	29B	PAT-50534	62311-0008(LT)	Mining & Surface
Coldstream -South	Moss	8H	PAT-50540	62311-0008(LT)	Mining & Surface
Coldstream -South	Moss	6H	PAT-50538	62311-0008(LT)	Mining & Surface
Coldstream -South	Moss	30B	PAT-50535	62311-0008(LT)	Mining & Surface
Coldstream -South	Moss	31B	PAT-50536	62311-0008(LT)	Mining & Surface
Coldstream -South	Moss	32B	PAT-50537	62311-0008(LT)	Mining & Surface
Coldstream -South	Moss	34B	PAT-50563	62311-0012(LT)	Mining & Surface